VIA EDGAR AND DHL



                                                              February 28, 2006



                        Re:      Conseco, Inc.
                                 Registration Statement on Form S-3
                                 File No. 333-129555
                                 (the "Registration Statement")



Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010


Ladies and Gentlemen:

          On behalf of Conseco, Inc. (the "Company"), we hereby transmit by direct electronic transmission for filing under the Securities Act of 1933, as amended, responses to the comment letter dated November 16, 2005 from the staff of the Securities and Exchange Commission regarding the Registration Statement as originally filed on November 8, 2005.

          With respect to Comment #1 in the letter dated November 16, 2005, requesting that the prospectus be revised to identify the selling stockholders who are registered broker-dealers as underwriters with respect to the securities being offered, as well as Comment #2 in the same letter, requesting that the prospectus be revised to identify any selling stockholders who are affiliates of broker-dealers as such and that the prospectus clearly provide that such seller purchased in the ordinary course of business and at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities, please note that such

Securities and Exchange Commission     -2-                    February 28, 2006

disclosure has been provided in the Registration Statement under the caption "Selling Securityholders." Please see in particular footnotes 24 and 25 to the table attached to this letter as Exhibit I, which is in the form in which we intend to file it as part of a pre-effective amendment to the Registration Statement.

          Please do not hesitate to call Stephan Feder (212-455-7405) of this firm with any questions or further comments you may have regarding this filing.

                                 Very truly yours,

                             /s/ Simpson Thacher & Bartlett LLP
                                 ------------------------------

                                 SIMPSON THACHER & BARTLETT LLP




cc:    Securities and Exchange Commission
       Division of Corporation Finance
        Sonia Barros
       Conseco, Inc.
        Karl W. Kindig

                                   Exhibit I

                                                     Original
                                                 -----------------
                                                 Principal Amount                                                Percentage of
                                                   of Debentures       Percentage of      Number of Shares of     Common Stock
                                                   Beneficially          Debentures        Common Stock That    Outstanding (2)
Selling Securityholder                           Owned and Offered      Outstanding         May be Sold (1)           (3)
----------------------                           -----------------     -------------      -------------------   ---------------
AHFP Context (4) ..........................       $    250,000              *                      1,565               *
Black Diamond Convertible Offshore LDC (5)           1,500,000              *                      9,389               *
Black Diamond Offshore Ltd. (5) ...........          1,367,000              *                      8,556               *
CC Convertible Arbitrage, Ltd. (6) (25) ...          3,000,000              *                     18,777               *
Chrysler Corporation Master Retirement Trust
   (7) (8) ................................          5,915,000              1.8%                  37,022               *
CNH CA Master Account, LLP (9) ............          1,000,000              *                      6,259               *
Columbia Convertible Securities Fund (10) .          6,655,000              2.0                   41,654               *
Context Convertible Arbitrage Fund, LP (4)             900,000              *                      5,633               *
Context Convertible Arbitrage Offshore, Ltd.
   (4) ....................................          4,275,000              1.3                   26,757               *
Convertible Securities Fund (11) ..........             35,000              *                        219               *
CQS Convertible and Quantitative Strategies
   Masterfund Limited .....................         12,500,000              3.8                   78,238               *
Credit Suisse Europe Limited (25)..........         69,250,000             21.0                  433,436               *
Delaware Public Employees' Retirement System
   (7)                                               2,405,000              *                     15,053               *
Delta Air Lines Master Trust - CV (7) (8) .          1,260,000              *                      7,886               *
Delta Pilots Disability & Survivorship Trust
   - CV (7) (8)............................            720,000              *                      4,506               *
Deutsche Bank Securities Inc. (24)........           4,500,000              1.4                   28,166               *
Double Black Diamond Offshore LDC (5).....           9,133,000              2.8                   57,163               *
Ellington Overseas Partners, Ltd. (11) ....         16,850,000              5.1                  105,464               *
Empyrean Capital Fund, LP                            4,699,900              1.4                   29,417               *
Empyrean Capital Fund, Ltd.                          7,914,500              2.4                   49,537               *
Empyrean Capital Overseas Benefit Plan Fund,
   Ltd.                                                885,600              *                      5,543               *
Finch Tactical Plus Class B (4) ...........            100,000              *                        626               *
F.M. Kirby Foundation, Inc. (7) (8)........          1,085,000              *                      6,791               *
Fore Convertible Master Fund, Ltd. (12) ...          5,000,000              1.5                   31,295               *
Fore ERISA Fund, Ltd. (12).................          1,000,000              *                      6,259               *
Goldman Sachs & Co. (24) ..................          4,715,000              1.4                   29,511               *
Guggenheim Portfolio Company VIII (Cayman),
   Ltd. (13) (25) .........................          1,000,000              *                      6,259               *
HBFT LLC (14)..............................          1,075,000              *                      6,728               *
HBMC LLC (14) .............................          3,450,000              1.0                   21,594               *
Highbridge International LLC (14) .........         14,975,000              4.5                   93,729               *
ING Equity Income Fund ....................          2,035,000              *                     12,737               *
Institutional Benchmark Series (Master
   Feeder) Limited in Respect of Electra
   Series c/o Quattro Fund (15)............            700,000              *                      4,381               *
International Truck & Engine Corporation
   Non-Contributory Retirement Plan Trust
   (7) (8).................................            575,000              *                      3,599               *
International Truck & Engine Corporation
   Retiree Health Benefit Trust (7) (8) ...            340,000              *                      2,128               *
International Truck & Engine Corporation
   Retirement Plan for Salaried Employees
   Trust (7) (8) ..........................            315,000              *                      1,972               *
JPMorgan Securities Inc. (24) .............          1,702,000              *                     10,653               *
Kamunting Street Capital Management, LP (16)         8,000,000              2.4                   50,072               *
KBC Financial Products USA Inc. (24) ......            900,000              *                      5,633               *
Lyxor / Context Fund Ltd (4) (25) .........            800,000              *                      5,007               *
Lyxor / Quest Fund Ltd (17) ...............          1,400,000              *                      8,763               *
Mackay Shields LLC. as Investment Advisor to
   Mackay Shields Long / Short Fund (18)...            450,000              *                      2,817               *
Mackay Shields LLC. as Investment Advisor to
   Mackay Shields Master Long / Short Fund
   (18)....................................          1,680,000              *                     10,515               *
Mackay Shields LLC. as Investment Advisor to
   Nations Annuity Trust High Yield (18)...            210,000              *                      1,314               *
Mackay Shields LLC. as Sub Advisor to
   Mainstay Diversified Income Fund (18)...             70,000              *                        438               *
Mackay Shields LLC. as Sub Advisor to
   Mainstay High Yield Fund (18)...........          9,680,000              2.9                   60,587               *
Mackay Shields LLC. as Investment Advisor to
   Nations High Yield Bond Fund (18).......          2,290,000              *                     14,333               *
Mackay Shields LLC. as Sub Advisor to
   Mainstay VP Series High Yield (18)......          3,120,000              *                     19,528               *

                                                     Original
                                                 -----------------
                                                 Principal Amount                                                Percentage of
                                                   of Debentures       Percentage of      Number of Shares of     Common Stock
                                                   Beneficially          Debentures        Common Stock That    Outstanding (2)
Selling Securityholder                           Owned and Offered      Outstanding         May be Sold (1)           (3)
----------------------                           -----------------     -------------      -------------------   ---------------
Man Mac 1, Ltd. (19) ......................          2,000,000              *                     12,518               *
MFS Total Return Fund A Series of MFS Series
   Trust IV................................          6,100,000              1.8                   38,180               *
Microsoft Corporation (8)..................            790,000              *                      4,945               *
Morgan Stanley Fundamental Value Fund (24)             210,000              *                      1,314               *
National Bank of Canada (4) (25) ..........          1,175,000              *                      7,354               *
OCM Convertible Trust (7) (8) (25) ........          2,395,000              *                     14,990               *
OCM Global Convertible Securities Fund (7)
   (8) (25) ...............................            520,000              *                      3,255               *
OZ Master Fund, Ltd. (20) .................         18,000,000              5.5                  112,662
Partner Reinsurance Company Ltd. (7) (8)...          1,270,000              *                      7,949               *
Partners Group Alternative Strategies PCC
   Limited, Red Delta Cell ................            625,000              *                      3,912               *
Quattro Fund Ltd (21)......................         12,075,000              3.7                   75,577               *
Quattro Multistrategy Masterfund LP (21)...            700,000              *                      4,381               *
Quest Global Convertible Master Fund Ltd.
   (17)....................................            600,000              *                      3,755               *
Qwest Occupational Health Trust (7) (8)....            510,000              *                      3,192               *
Qwest Pension Trust (7) (8)................          1,150,000              *                      7,198               *
The St. Paul Travelers Companies, Inc. -
   Commercial Lines (7) (8)................          1,845,000              *                     11,548               *
SG Americas Securities, LLC (24) ..........            810,000              *                      5,070               *
SuttonBrook Capital Portfolio LP (22)......         13,000,000              3.9                   81,367               *
UBS AG London F/B/O HFS (25) ..............          7,500,000              2.3                   46,943               *
UIF Equity Income Fund (24) ...............            706,000              *                      4,419               *
UnumProvident Corporation (8)..............            730,000              *                      4,569               *
US Allianz Equity Income Fund (24) ........            247,000              *                      1,546               *
Van Kampen Equity and Income Fund (24) ....         26,802,000              8.1                  167,754               *
Vanguard Convertible Securities Fund, Inc.           6,485,000              2.0                   40,590               *
Vicis Capital Master Fund (23) ............         10,000,000              3.0                   62,590               *
Virginia Retirement System (7) (8) ........          3,700,000              1.1                   23,158               *
Total (26) ................................       $330,000,000            100.0%               2,065,470               1.4%

-----------------
* Less than 1%.

(1) Calculated based on a daily share amount throughout the applicable ten-day trading conversion reference period of 0.6259. The debentures are convertible into common stock only under certain circumstances, as described in "Description of the Debentures--Conversion Rights." The capped anti-dilution multiplier and the uncapped anti-dilution multiplier are subject to adjustment as described under "Description of the Debentures--Anti-Dilution Adjustments." and "Description of the Debentures--Adjustment to Conversion Rights Upon a Fundamental Change--Adjustment to the Capped Anti-Dilution Multiplier." As a result, the number of shares of common stock that may be issuable upon conversion of the debentures may increase in the future. As holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under "Description of the Debentures--Conversion Procedures," excludes any such fractional shares.

(2) Calculated based on 152,894,236 shares of common stock outstanding as of September 30, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's debentures, but we did not assume conversion of any other holder's debentures.

(3) Assumes that all holders of debentures, or any future transferees, pledgees, donees or successors of or from such holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures based on the daily share amounts assumed in (1) above.

(4) Michael S. Rosen and William D. Fertig have voting power or investment power over the selling securityholder.

(5) Clint D. Carlson has voting power or investment power over the selling securityholder.

(6) An investment manager under a management agreement, Castle Creek Convertible Arbitrage LLC, may exercise dispositive power and voting power with respect to the securities held by the selling securityholder. Daniel Asher and Allan Weine are the managing members of Castle Creek Convertible Arbitrage LLC. Each of Castle Creek Convertible Arbitrage LLC, Mr. Asher and Mr. Weine disclaims beneficial ownership of the securities owned by the selling securityholder.

(7) Oaktree Capital Management, LLC is the investment manager of the selling securityholder with respect to the aggregate principal amount of debentures set forth next to such selling securityholder's name in the table above. It does not own any equity interest in the selling securityholder but has voting power and dispositive power over the aggregate principal amount of debentures set forth next to such selling securityholder's name in the table above. Lawrence W. Keele is a principal of Oaktree Capital Management, LLC and is the portfolio manager for the selling securityholder. Mr. Keele, Oaktree Capital Management, LLC and all employees and members of Oaktree Capital Management, LLC disclaim beneficial ownership of the debentures held by the selling securityholder, except for their pecuniary interest therein.

(8) Oaktree Capital Management, LLC, the investment manager of the selling securityholder, has an affiliate that is a broker-dealer, OCM Investments, LLC. Oaktree Capital Management, LLC is the majority owner of OCM Investments, LLC. Oaktree Capital Management, LLC caused the selling securityholder to purchase its debentures in the ordinary course of business and, at the time of purchase of the debentures to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(9) CNH Partners, LLC is the investment advisor of the selling securityholder and has sole voting and dispositive power over the debentures. Investment Principals for the advisor are Robert Kail, Mark Mitchell and Todd Pulvins.

(10) Yanfang Yan and Edward Paik have voting power or investment power over the selling securityholder.

(11) Ellington Management Group, LLC is the investment adviser of the selling securityholder. Michael Vranos, as principal of Ellington Management Group, LLC has voting and investment control of the securities offered hereby. Mr. Vranos disclaims beneficial ownership over the debentures except to the extent of any indirect ownership interest he may have in such securities through his economic participation in the selling securityholder.

(12) David Egglishaw has voting power or investment power over the selling securityholder.

(13) Matthew Li has voting power or investment power over the selling securityholder.

(14) Highbridge Capital Management, LLC is the trading manager of the selling securityholder and consequently has voting control and investment discretion over securities held by it. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Mr. Dubin and Mr. Swieca disclaims beneficial ownership of the securities held by the selling securityholder.

(15) Gary Crowder has voting power or investment power over the selling securityholder.

(16) Allan Teh has voting power or investment power over the selling securityholder.

(17) Frank Campana and James Doolin have voting power or investment power over the selling securityholder.

(18) Donald E. Morgan III has voting power or investment power over the selling shareholder.

(19) Man-Diversified Fund II Ltd. is the controlling entity of the selling securityholder. The manager shares of Man-Diversified Fund II Ltd. are owned 75% by Albany Management Company Limited and 25% by Man Holdings Limited. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, which is a public company listed on the London Stock Exchange.

(20) Daniel S. Och, as Senior Managing Member of OZ Management, LLC, the investment manager to the selling securityholder, may be deemed to have voting control or investment control over the debentures held by the selling securityholder.

(21) Andrew Kaplan, Brian Swain and Louis Napoli have voting power or investment power over the selling securityholder.

(22) Suttonbrook Capital Management LP is the investment manager of the selling securityholder and has voting and investment power over it. John London and Steve Weinstein are the natural persons with control over Suttonbrook Capital Management LP.

(23) Sky Lucas, John Succo and Shad Stastney have voting power or investment power over the selling securityholder.

(24) Selling securityholder is a broker-dealer and hence an underwriter within the meaning of the Securities Act.

(25) Selling securityholder is an affiliate of a broker-dealer, purchased its debentures in the ordinary course of business and, at the time of purchase of the debentures to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(26) The figures in the table are based on information supplied to us as of February 27, 2006 by the selling securityholders named in the table. As of that date, these selling securityholders had supplied us with information indicating that, collectively, they owned more than $330,000,000 aggregate principal amount of debentures (which would be convertible into more than 2,065,470 shares of common stock on the basis discussed in footnote 1), reflecting, we believe, that one or more selling securityholders supplied us with information for inclusion in the table and then sold their debentures in transactions exempt from the registration requirements of the Securities Act to persons who also supplied us with information with respect to the same debentures. However, since neither this prospectus nor the registration statement of which this prospectus forms a part would be applicable to any sale of debentures after they have been publicly sold using this prospectus or the registration statement of which this prospectus forms a part, no more than $330,000,000 aggregate principal amount of debentures could be sold using this prospectus or the registration statement of which this prospectus forms a part and, accordingly, the $330,000,000 total shown in the column "Original Principal Amount of Debentures Beneficially Owned and Offered" represents the maximum principal amount of debentures that could be sold under this prospectus or the registration statement of which this prospectus forms a part.
